Exhibit 99.1

ZOOZ Power’s Technology to Accelerate Fleet Electrification for DPD UK

●	ZOOZ Power has received a purchase order for its flywheel-based power boosting and power management solutions for ultra-fast multi-ports EV charging from express parcel delivery company, DPD UK

●	The purchase order is for a ZOOZTER-100, which will be installed at one of DPD’s UK’s depots as an innovative solution to site power constraints.

●	Once installed, the ZOOZ solution will enable the site to support three ultra-fast 150kW chargers with grid power of 100kVa.

About ZOOZ Power

ZOOZ is the leading provider of Flywheel-based Power Boosting and Power Management solutions enabling widespread deployment of ultra-fast multi ports charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ.

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.